Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

VOLUNTARY ANNOUNCEMENT
INCREASE IN SHAREHOLDING BY CONTROLLING SHAREHOLDER,
EXECUTIVE DIRECTOR, CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER

This announcement is made by MINISO Group Holding Limited (the “Company”) on a voluntary basis.

Reference is made to the announcement of the Company dated April 23, 2026 (the “Announcement”) in relation to the plan of Mr. Ye Guofu (“Mr. Ye”), the controlling shareholder, executive director, chairman of the board of directors (the “Board”) and chief executive officer of the Company, to increase his shareholding in the Company within 12 months from the date of the Announcement by an aggregate amount of not less than HK$50.0 million (the “Share Increase Plan”).

The Board has been informed by Mr. Ye that he purchased an aggregate of 2,100,000 ordinary shares of the Company (the “Shares”) in the open market at an average price of approximately HK$25.63 per Share, using his personal funds on May 29, 2026 and June 1, 2026, with the total amount being approximately HK$53.828 million (the “Increase in Shareholding”).

Immediately following the Increase in Shareholding, Mr. Ye held, directly and indirectly through entities controlled by him, an aggregate of 791,641,061 Shares, representing approximately 63.9% of the total issued Shares (excluding treasury Shares) as at the date of this announcement.

Mr. Ye stated that the Increase in Shareholding reflects his confidence in the overall business prospects, growth potential and long-term investment value of the Company. Subject to compliance with applicable laws and regulations, Mr. Ye may further increase his shareholding in the Company when appropriate.

Based on information available to the Company and to the best knowledge and belief of the Board, the above purchase was conducted in compliance with applicable laws, rules and regulations (including the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited). As of the date of this announcement, the Company continues to maintain a sufficient public float.

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Shareholders and potential investors of the Company should note that any share purchase by the Company’s management may be done subject to market conditions and at the individual’s absolute discretion. Shareholders and potential investors of the Company should therefore exercise caution when dealing in the Shares.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, June 1, 2026

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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